UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Securities Market “Ley del Mercado de Valores”.

A financial institution (the “Placement Entity”) is carrying out on behalf of PRISA a private placement among qualified investors (the “Placement”) of a pack of 15,000,000 shares of Mediaset España Comunicación, S.A. (the “Shares”), representing 3.69% of its share capital.

The Placement will be carried out through a process known as accelerated bookbuilt offer and is expected to have a duration of not more than one day.

During this period, the Placement Entity will carry out activities of circulation and promotion of the Placement in order to obtain indications of interest or proposals of acquisitions of the Shares from potential investors.

Once the Placement process has finalized, both the Placement Entity and PRISA will make public the results by issuing a communication of relevant information.

This announcement is not an offer of securities for sale in the United States. The securities described herein have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

 Madrid, on April 10, 2014

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

April 10, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors